Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-3 of Ferrellgas Partners, L.P. of our report dated May 29, 2015 with respect to the consolidated balance sheet of Bridger Logistics, LLC as of December 31, 2012, and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended, which appears in the Current Report on Form 8-K of Ferrellgas Partners, L.P. dated June 1, 2015.  We also consent to the reference to us under the heading “Experts” in the Prospectus.

/s/ James, Hardy & Haley
Shreveport, Louisiana
October 23, 2015